Nadine Ahn Chief Financial Officer	Royal Bank of Canada 200 Bay Street Toronto, Ontario M5J 2J5 Tel.: (416) 974-3355 nadine.ahn@rbc.com

November 30, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Notice of Disclosure filed in Exchange Act Annual Report under Section 219 of the

Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the

Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended, notice is hereby provided that Royal Bank of Canada has made disclosure pursuant to those provisions in its Annual Report on Form 40-F for the year ended October 31, 2022, which was filed with the U.S. Securities and Exchange Commission on November 30, 2022.

Respectfully submitted,

Royal Bank of Canada

By:	/s/ Nadine Ahn
Name:	Nadine Ahn
Title:	Chief Financial Officer